FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO MARKET

Companhia Brasileira de Distribuição (the “Company” or “CBD) discloses hereunder communication received on April 15th, 2016 from Bank of America Corporation.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address: gpa.ri@gpabr.com

São Paulo, April, 19th 2016.

Daniela Sabbag

Investor Relations Officer

cvm 5% Report

15 April 2016

Investor Relations Officer, Ms. Daniela Sabbag

Av Brigadeiro Luis Antonio 3142 Jardim Paulista

SAO PAULO, 01.402-901
Email: gpa.ri@gpabr.com

Bank of America Corporation - Disclosure on the Acquision and Disposition of Material Equity Holding in Companhia Brasileira De Distribuicao

Dear Sir,

1          For the purposes of Article 12 of the Brazilian Securities Exchange (“CVM”) Ruling No.358, of January 3, 2002, as amended by CVM Instruction No. 568, dated September 17,2015 (“Ruling No.568”), the undersigned, Bank of America Corporation (“Bank of America”), hereby informs that on April 5, 2016, it held through various subsidiaries, shares that total 8,603,064 shares representing 5.18%, on April 6, 2016 it held through various subsidiaries, shares that total 7,426,980 shares or 4.47%, and on April 14, 2016 it held through various subsidiaries, shares that total 8,620,341 or 5.19% of the total outstanding preferred shares issued by Companhia Brasileira De Distribuicao.

April 05, 2016

Physically Settled Stock/Derivatives
6,402,814
Preferred Shares
Preferred Shares/Stock Loan	-380,905
ADR	20,720
ADR/Stock Borrow	2,179,530
ADR/ Stock Loan	-63,791
TOTAL	8,603,064
Cash Settled Stock /Derivatives
Derivatives/Options	-5,813,200
TOTAL	-5,813,200

April 06, 2016

Physically Settled Stock/Derivatives
6,470,250
Preferred Shares
Preferred Shares/Stock Loan	-380,905
ADR	-218,152
ADR/Stock Borrow	956,730
ADR/ Stock Loan	-63,791
TOTAL	7,426,980
Cash Settled Stock /Derivatives
Derivatives/Options	-5,813,200
TOTAL	-5,813,200

April 14, 2016

Physically Settled Stock/Derivatives
7,360,511
Preferred Shares
Preferred Shares/Stock Borrow	180,200
Preferred Shares/Stock Loan	-359,905
ADR	0
ADR/Stock Borrow	1,079,630
ADR/ Stock Loan	-57,259
TOTAL	8,620,341
Cash Settled Stock /Derivatives
Derivatives/Options	-5,813,200
TOTAL	-5,813,200

2          Bank of America Companhia Brasileira De Distribuicao Investors Relations Officer disclose the following information to CVM through the Occasional Periodic Information System - IPE:

(i)            Bank of America Corporation is a corporation validly existing under the laws of the State of Delaware, with the IRS Employer Identification Number is 56-0906609.  Its registered office is located at:  Bank of America Corporate Center 100 North Tryon Street, Charlotte, NC  28255 USA;

(ii)           Bank of America holds the equity positions through various subsidiaries that may acquire the securities solely for investment or client facilitation purposes; however, Bank of America does not seek a change of control or a change in the management structure of Companhia Brasileira De Distribuicao.;

(iii)          Bank of America has holdings totaling to 8,620,341 preferred shares;

(iv)         No debenture convertible into shares issued by Companhia Brasileira De Distribuicao is held by Bank of America;

(v)          No agreement or contract regulating the exercise of the voting right or the purchase and sale of securities issued by Companhia Brasileira De Distribuicao was executed by Bank of America; and

(vi)         the equity positions in Companhia Brasileira De Distribuicao are held by non-resident subsidiaries of Bank of America represented by CITIBANK DTVM SA (CNPJ: 33.868.597/0001-40).

We look forward to hearing from you with regard to the request above. Please do not hesitate to contact us with any further question or comment on the above at the following contact:

Lawrence Emerson

Vice President

Global Regulatory Equity Aggregation Team-Americas

Phone:  (212) 670 - 2756

Fax:  (212) 670 - 0413

Lawrence.Emerson@bankofamerica.com

Yours faithfully,

Sarah Turner

Director
Bank of America Corporation

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 19, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.